Pricing Supplement dated June 25, 2019 (To the Prospectus dated March 30, 2018, the Prospectus Supplement dated July 18, 2016 and the Index Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333–212571
$4,661,000 Callable Contingent Coupon Notes due June 28, 2029 Linked to the S&P 500® Index Global Medium-Term Notes, Series A

Unlike ordinary debt securities, the Notes do not guarantee the payment of interest or any return of principal at maturity. Instead, as described below and subject to early redemption at the discretion of the Issuer, the Notes offer a Contingent Coupon for each Observation Date on which the Closing Value of the Underlier is greater than or equal to the Coupon Barrier Value. Investors should be willing to forgo dividend payments and, if the Final Underlier Value is less than the Barrier Value, be willing to lose a significant portion or all of their investment at maturity. Investors will be exposed to the market risk of the Underlier.

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Initial Valuation Date:	June 25, 2019
Issue Date:	June 28, 2019
Final Valuation Date:†	June 25, 2029
Maturity Date:†	June 28, 2029
Reference Asset:*	The S&P 500® Index (Bloomberg ticker symbol “SPX<Index>”) (the “Underlier”)
Early Redemption at the Option of the Issuer:	The Notes will not be redeemable by us for the first year after the Issue Date. We may redeem the Notes (in whole but not in part) at our sole discretion without your consent on any Contingent Coupon Payment Date (other than the final Contingent Coupon Payment Date), beginning with the Contingent Coupon Payment Date following the fourth Observation Date, for $1,000 per $1,000 principal amount Note plus any Contingent Coupon otherwise due, provided that we give at least five business days’ prior written notice to the trustee. No further amounts will be payable on the Notes after they have been redeemed.
Contingent Coupon:

$16.25 per $1,000 principal amount Note (based on a rate of 6.50% per annum or 1.625% per quarter)

If we have not redeemed the Notes early and the Closing Value of the Underlier on an Observation Date is greater than or equal to the Coupon Barrier Value, you will receive a Contingent Coupon on the related Contingent Coupon Payment Date. If the Closing Value of the Underlier on an Observation Date is less than the Coupon Barrier Value, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date.

Payment at Maturity:

If we do not redeem the Notes early, you will receive on the Maturity Date a cash payment per $1,000 principal amount Note determined as follows:

▪  If the Final Underlier Value is greater than or equal to the Barrier Value, you will receive a payment of $1,000 per $1,000 principal amount Note plus any Contingent Coupon otherwise due

▪  If the Final Underlier Value is less than the Barrier Value, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Underlier Return)

If we do not redeem the Notes early and the Final Underlier Value is less than the Barrier Value, your Notes will be fully exposed to the decline of the Underlier from the Initial Underlier Value and you will lose some or all of your investment at maturity. Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS- 4 of this pricing supplement) by the relevant U.K. resolution authority. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement.

Consent to U.K. Bail-in Power:	Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-4 of this pricing supplement.
Coupon Barrier Value:	2,042.17, which is 70.00% of the Initial Underlier Value (rounded to two decimal places)
Barrier Value:	1,458.69, which is 50.00% of the Initial Underlier Value (rounded to two decimal places)
Initial Underlier Value:	2,917.38, the Closing Value of the Underlier on the Initial Valuation Date
Final Underlier Value:	The Closing Value of the Underlier on the Final Valuation Date

(Terms of the Notes continue on the next page)

	Initial Issue Price(1)(2)	Price to Public	Agent’s Commission(3)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	3.00%	97.00%
Total	$4,661,000	$4,661,000	$128,593	$4,532,407
(1)	Because dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all selling concessions, fees or commissions, the public offering price for investors purchasing the Notes in such fee-based advisory accounts may be between $970.00 and $1,000 per Note. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

(2)	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is $971.40 per Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS–5 of this pricing supplement.

(3)	Barclays Capital Inc. will receive commissions from the Issuer of up to $30.00 per $1,000 principal amount Note. Barclays Capital Inc. will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The per Note agent’s commission and proceeds to Issuer shown above is the minimum amount of proceeds that the Issuer receives per Note, assuming the maximum agent’s commission $30.00 per $1,000 principal amount Note. The total agent’s commission and total proceeds to Issuer shown above give effect to the actual amount of the variable agent’s commission.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S–7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-9 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our unsecured and unsubordinated obligations. The Notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

(Terms of the Notes continued from previous page)

Underlier Return:	An amount calculated as follows: Final Underlier Value – Initial Underlier Value Initial Underlier Value
Observation Dates:†	The 25th calendar day of each March, June, September and December during the term of the Notes, beginning in September 2019, provided that the final Observation Date will be the Final Valuation Date
Contingent Coupon Payment Dates:†	With respect to any Observation Date, the fifth business day after such Observation Date, provided that the Contingent Coupon Payment Date with respect to the Final Valuation Date will be the Maturity Date
Closing Value:*	Closing Value has the meaning assigned to “closing level” set forth under “Reference Assets—Indices—Special Calculation Provisions” in the prospectus supplement, rounded to two decimal places (if applicable).
Calculation Agent:	Barclays Bank PLC
CUSIP / ISIN:	06747MY75 / US06747MY757

*	If the Underlier is discontinued or if the sponsor of the Underlier fails to publish the Underlier, the Calculation Agent may select a successor Underlier or, if no successor Underlier is available, will calculate the value to be used as the Closing Value of the Underlier. In addition, the Calculation Agent will calculate the value to be used as the Closing Value of the Underlier in the event of certain changes in or modifications to the Underlier. For more information, see “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” in the accompanying prospectus supplement.

†	Each Observation Date may be postponed if that Observation Date is not a scheduled trading day with respect to the Underlier or if a market disruption event occurs with respect to the Underlier on that Observation Date as described under “Reference Assets—Indices—Market Disruption Events for Securities with an Index of Equity Securities as a Reference Asset” in the accompanying prospectus supplement. In addition, the Maturity Date will be postponed if that day is not a business day or if the Final Valuation Date is postponed as described under “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 and the index supplement dated July 18, 2016, relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

When you read the prospectus supplement and the index supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated March 30, 2018:

https://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

•	Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•	Index Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916133002/a16-14463_22424b3.htm

Our SEC file number is 1–10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

consent to u.k. bail-in power

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-9 of this pricing supplement.

Selected Purchase Considerations

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•	You do not seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income, and you can tolerate receiving few or no Contingent Coupons over the term of the Notes in the event the Closing Value of the Underlier falls below the Coupon Barrier Value on one or more of the specified Observation Dates.

•	You understand and accept that you will not participate in any appreciation of the Underlier, which may be significant, and that your return potential on the Notes is limited to the Contingent Coupons, if any, paid on the Notes.

•	You can tolerate a loss of a significant portion or all of your principal amount, and you are willing and able to make an investment that may have the full downside market risk of an investment in the Underlier.

•	You do not anticipate that the Closing Value of the Underlier will fall below the Coupon Barrier Value on any Observation Date or below the Barrier Value on the Final Valuation Date.

•	You understand and are willing and able to accept the risks associated with an investment linked to the performance of the Underlier.

•	You understand and accept that you will not be entitled to receive dividends or distributions that may be paid to holders of the securities composing the Underlier, nor will you have any voting rights with respect to the securities composing the Underlier.

•	You are willing and able to accept the risk that we may, in our sole discretion, redeem the Notes early and that you may not be able to reinvest your money in an alternative investment with comparable risk and yield.

•	You can tolerate fluctuations in the price of the Notes that may be similar to or exceed the downside fluctuations in the value of the Underlier.

•	You do not seek an investment for which there will be an active secondary market, and you are willing and able to hold the Notes to maturity if we do not exercise our early redemption option.

•	You are willing and able to assume our credit risk for all payments on the Notes.

•	You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be a suitable investment for you if any of the following statements are true:

•	You seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income, and/or you cannot tolerate receiving few or no Contingent Coupons over the term of the Notes in the event the Closing Value of the Underlier falls below the Coupon Barrier Value on one or more of the specified Observation Dates.

•	You seek an investment that participates in the full appreciation of the Underlier rather than an investment with a return that is limited to the Contingent Coupons, if any, paid on the Notes.

•	You seek an investment that provides for the full repayment of principal at maturity, and/or you are unwilling or unable to accept the risk that you may lose some or all of the principal amount of your Notes in the event that the Final Underlier Value falls below the Barrier Value.

•	You anticipate that the Closing Value of the Underlier will decline during the term of the Notes such that the Closing Value of the Underlier will fall below the Coupon Barrier Value on one or more Observation Dates and/or the Final Underlier Value will fall below the Barrier Value.

•	You do not understand and/or are unwilling or unable to accept the risks associated with an investment linked to the performance of the Underlier.

•	You seek an investment that entitles you to dividends or distributions on, or voting rights related to, the securities composing the Underlier.

•	You are unwilling or unable to accept the risk that we may redeem the Notes early.

•	You cannot tolerate fluctuations in the price of the Notes that may be similar to or exceed the downside fluctuations in the value of the Underlier.

•	You seek an investment for which there will be an active secondary market, and/or you are unwilling or unable to hold the Notes to maturity if we do not exercise our early redemption option.

•	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

•	You are unwilling or unable to assume our credit risk for all payments on the Notes.

•	You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, the prospectus and the index supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE ON A SINGLE CONTINGENT coupon PAYMENT DATE

The following examples demonstrate the circumstances under which you may receive a Contingent Coupon on a hypothetical Contingent Coupon Payment Date. The numbers appearing in these tables are purely hypothetical and are provided for illustrative purposes only. These examples do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪	Hypothetical Initial Underlier Value: 100.00*

▪	Hypothetical Coupon Barrier Value: 70.00 (70.00% of the hypothetical Initial Underlier Value set forth above)*

*	The hypothetical Initial Underlier Value of 100.00 and the hypothetical Coupon Barrier Value of 70.00 have been chosen for illustrative purposes only and do not represent the actual Initial Underlier Value or Coupon Barrier Value. The actual Initial Underlier Value and Coupon Barrier Value are set forth on the cover of this pricing supplement.

For information regarding recent values of the Underlier, please see “Information Regarding the Underlier” in this pricing supplement.

Example 1: The value of the Underlier increases from an Initial Underlier Value of 100.00 to a Closing Value of 105.00 on the relevant Observation Date.

Because the Closing Value of the Underlier is greater than the Coupon Barrier Value, you will receive a Contingent Coupon of $16.25 (1.625% of the principal amount per Note) on the related Contingent Coupon Payment Date.

Example 2: The value of the Underlier decreases from an Initial Underlier Value of 100.00 to a Closing Value of 45.00 on the relevant Observation Date.

Because the Closing Value of the Underlier is less than the Coupon Barrier Value, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date.

Example 2 demonstrates that you may not receive a Contingent Coupon on a Contingent Coupon Payment Date. If the Closing Value of the Underlier is below the Coupon Barrier Value on each Observation Date, you will not receive any Contingent Coupons during the term of the Notes.

Hypothetical EXAMPLES OF AMOUNTS PAYABLE at Maturity

The following table illustrates the hypothetical payment at maturity under various circumstances. The examples set forth below are purely hypothetical and are provided for illustrative purposes only. The numbers appearing in the following table and examples have been rounded for ease of analysis. The hypothetical examples below do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪	Hypothetical Initial Underlier Value: 100.00*

▪	Hypothetical Coupon Barrier Value: 70.00 (70.00% of the hypothetical Initial Underlier Value set forth above)*

▪	Hypothetical Barrier Value: 50.00 (50.00% of the hypothetical Initial Underlier Value set forth above)*

▪	You hold the Notes to maturity, and we do NOT exercise our option to redeem the Notes early.

*	The hypothetical Initial Underlier Value of 100.00, the hypothetical Coupon Barrier Value of 70.00 and the hypothetical Barrier Value of 50.00 have been chosen for illustrative purposes only and do not represent the actual Initial Underlier Value, Coupon Barrier Value or Barrier Value. The actual Initial Underlier Value, Coupon Barrier Value and Barrier Value are set forth on the cover of this pricing supplement.

Final Underlier Value	Underlier Return	Payment at Maturity**
150.00	50.00%	$1,000.00
140.00	40.00%	$1,000.00
130.00	30.00%	$1,000.00
120.00	20.00%	$1,000.00
110.00	10.00%	$1,000.00
100.00	0.00%	$1,000.00
90.00	-10.00%	$1,000.00
80.00	-20.00%	$1,000.00
70.00	-30.00%	$1,000.00
60.00	-40.00%	$1,000.00
50.00	-50.00%	$1,000.00
49.99	-50.01%	$499.90
40.00	-60.00%	$400.00
30.00	-70.00%	$300.00
20.00	-80.00%	$200.00
10.00	-90.00%	$100.00
0.00	-100.00%	$0.00
**	per $1,000 principal amount Note, excluding the final Contingent Coupon that may be payable on the Maturity Date

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The value of the Underlier increases from an Initial Underlier Value of 100.00 to a Final Underlier Value of 110.00.

Because the Final Underlier Value is greater than or equal to the Barrier Value, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold (plus the Contingent Coupon otherwise due).

Example 2: The value of the Underlier decreases from an Initial Underlier Value of 100.00 to a Final Underlier Value of 60.00.

Because the Final Underlier Value is greater than or equal to the Barrier Value, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold. Because, however, the Final Underlier Value is less than the Coupon Barrier Value, you will not receive a Contingent Coupon on the Maturity Date.

Example 3: The value of the Underlier decreases from an Initial Underlier Value of 100.00 to a Final Underlier Value of 40.00.

Because the Final Underlier Value is less than the Barrier Value, you will receive a payment at maturity of $400.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + ($1,000 × Underlier Return)

$1,000 + ($1,000 × -60.00%) = $400.00

In addition, because the Final Underlier Value is less than the Coupon Barrier Value, you will not receive a Contingent Coupon on the Maturity Date.

Example 3 demonstrates that, if we do not early redeem the Notes early, and if the Final Underlier Value is less than the Barrier Value, your investment in the Notes will be fully exposed to the decline of the Underlier from the Initial Underlier Value.

If we do not redeem the Notes early, you may lose up to 100.00% of the principal amount of your Notes. Any payment on the Notes, including the repayment of principal, is subject to the credit risk of Barclays Bank PLC.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlier or its components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings of the prospectus supplement:

•	“Risk Factors—Risks Relating to the Securities Generally”;

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, Indices of Equity Securities or Exchange-Traded Funds that Hold Equity Securities”; and

•	“Risk Factors—Additional Risks Relating to Securities That We May Call or Redeem (Automatically or Otherwise).”

In addition to the risks described above, you should consider the following:

•	Your Investment in the Notes May Result in a Significant Loss—The Notes differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the Notes at maturity. If the Notes are not redeemed early by us, and if the Final Underlier Value is less than the Barrier Value, your Notes will be fully exposed to the decline of the Underlier from the Initial Underlier Value. You may lose up to 100.00% of the principal amount of your Notes.

•	You May Not Receive Any Contingent Coupon Payments on the Notes—The Issuer will not necessarily make periodic coupon payments on the Notes. You will receive a Contingent Coupon on a Contingent Coupon Payment Date only if the Closing Value of the Underlier on the related Observation Date is greater than or equal to the Coupon Barrier Value. If the Closing Value of the Underlier on an Observation Date is less than the Coupon Barrier Value, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date. If the Closing Value of the Underlier is less than the Coupon Barrier Value on each Observation Date, you will not receive any Contingent Coupons during the term of the Notes.

•	Your Potential Return on the Notes Is Limited to the Contingent Coupons, If Any, and You Will Not Participate in Any Appreciation of the Underlier—The potential positive return on the Notes is limited to the Contingent Coupons, if any, that may be payable during the term of the Notes. You will not participate in any appreciation in the value of the Underlier, which may be significant, even though you will be exposed to the depreciation in the value of the Underlier if the Notes are not redeemed early by us and the Final Underlier Value is less than the Barrier Value.

•	The Notes Are Subject to Volatility Risk—Volatility is a measure of the degree of variation in the price of an asset (or level of an index) over a period of time. The Contingent Coupon is based on a number of factors, including the expected volatility of the Underlier. The Contingent Coupon will be paid at a per annum rate that is higher than the fixed rate that we would pay on a conventional debt security of the same tenor and is higher than it otherwise would have been had the expected volatility of the Underlier been lower. As volatility of the Underlier increases, there will typically be a greater likelihood that (a) the Closing Value of the Underlier on one or more Observation Dates will be less than the Coupon Barrier Value and (b) the Final Underlier Value will be less than the Barrier Value.

Accordingly, you should understand that a higher Contingent Coupon reflects, among other things, an indication of a greater likelihood that you will (a) not receive Contingent Coupons with respect to one or more Observation Dates and/or (b) incur a loss of principal at maturity than would have been the case had the Contingent Coupon been lower. In addition, actual volatility over the term of the Notes may be significantly higher than expected volatility at the time the terms of the Notes were determined. If actual volatility is higher than expected, you will face an even greater risk that you will not receive Contingent Coupons and/or that you will lose some or all of your principal at maturity for the reasons described above.

•	Issuer Call and Reinvestment Risk—We may redeem your Notes (in whole but not in part) at our sole discretion without your consent on any Contingent Coupon Payment Date (other than the final Contingent Coupon Payment Date), beginning with the Contingent Coupon Payment Date following the fourth Observation Date, regardless of the Closing Value of the Underlier on any day on or prior to that Contingent Coupon Payment Date and without taking your interests into account. If we elect to redeem the Notes early, the holding period over which you may receive Contingent Coupons could be as short as approximately one year.

The payment upon early redemption, together with any Contingent Coupons that you may have received on prior Contingent Coupon Payment Dates, may be less than the aggregate amount of payments that you would have received had we not redeemed early the Notes. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are redeemed at our election prior to the Maturity Date. No additional payments will be due after early redemption. Our right to redeem the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold.

It is more likely that we will redeem the Notes at our sole discretion prior to maturity to the extent that the expected interest payable on the Notes is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. We are less likely to call the Notes prior to maturity when the expected interest payable on the Notes is less than the interest that would be payable on other comparable instruments issued by us, which includes when the level of the Underlier is less than the Coupon Barrier Value. Therefore, the Notes are more likely to remain outstanding when the expected interest payable on the Notes is less than what would be payable on other comparable instruments and when your risk of not receiving a Contingent Coupon is relatively higher.

•	If the Notes Are Not Redeemed Early by Us, the Payment at Maturity, If Any, Is Based Solely on the Closing Value of the Underlier on the Final Valuation Date—If we do not redeem the Notes early, the Final Underlier Value (and resulting Underlier Return) will be based solely on the Closing Value of the Underlier on the Final Valuation Date, and your payment at maturity, if any, will be determined based solely on the Final Underlier Value relative to the Initial Underlier Value. Accordingly, if the value of the Underlier drops on the Final Valuation Date, the payment at maturity on the Notes, if any, may be significantly less than it would have been had it been linked to the value of the Underlier at any time prior to such drop.

•	Credit of Issuer—The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes, and in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•	Payment of the Principal Amount Applies Only at Maturity or upon Any Earlier Redemption—You should be willing to hold your Notes to maturity or any earlier redemption. Although the Notes provide for repayment of the principal amount of your Notes at maturity or upon any earlier redemption, if you sell your Notes prior to such time in the secondary market, if any, you may have to sell your Notes at a price that is less than the principal amount even if at that time the value of the Underlier has increased from the Initial Underlier Value. See “Many Economic and Market Factors Will Impact the Value of the Notes” below.

•	Owning the Notes is Not the Same as Owning the Securities Composing the Underlier—The return on the Notes may not reflect the return you would realize if you actually owned the securities composing the Underlier. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the securities composing the Underlier would have.

•	The Underlier Reflects the Price Return of the Securities Composing the Underlier, Not the Total Return—The return on the Notes is based on the performance of the Underlier, which reflect changes in the market prices of the securities composing the Underlier. The Underlier is not a “total return” index that, in addition to reflecting those price returns, would also reflect dividends paid on the securities composing the Underlier. Accordingly, the return on the Notes will not include such a total return feature.

•	Historical Performance of the Underlier Should Not Be Taken as Any Indication of the Future Performance of the Underlier Over the Term of the Notes—The value of the Underlier has fluctuated in the past and may, in the future, experience significant fluctuations. The historical performance of the Underlier is not an indication of the future performance of the Underlier over the term of the Notes. Therefore, the performance of the Underlier over the term of the Notes may bear no relation or resemblance to the historical performance of the Underlier.

•	The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial

Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and May be Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect the Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Underlier or its components. In any such market making, trading and hedging activity, and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as incentive to sell the Notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Underlier and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, including determining whether a market disruption event has occurred on any date that the value of the Underlier is to be determined; if the Underlier is discontinued or if the sponsor of the Underlier fails to publish the Underlier, selecting a successor Underlier or, if no successor Underlier is available, determining any value necessary to calculate any payments on the Notes; and calculating the value of the Underlier on any date of determination in the event of certain changes in or modifications to the Underlier. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the

Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Tax Treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” below.

•	Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o	the market price of, dividend rate on and expected volatility of the Underlier and the components of the Underlier;

o	the time to maturity of the Notes;

o	the dividend rates on the securities composing the Underlier;

o	interest and yield rates in the market generally;

o	a variety of economic, financial, political, regulatory or judicial events;

o	supply and demand for the Notes; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Information Regarding the UNDERLIER

The Underlier consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For more information about the Underlier, see “Indices—The S&P U.S. Indices” in the accompanying index supplement, as supplemented by the following updated information. Beginning in June 2016 (or July 2017, in the case of IEX), U.S. common equities listed on Cboe BZX, Cboe BYX, Cboe EDGA, Cboe EDGX or IEX were added to the universe of securities that are eligible for inclusion in the Underlier. Effective March 2017, the minimum unadjusted company market capitalization for potential additions to the Underlier was increased to $6.1 billion from $5.3 billion and, effective February 2019, was further increased to $8.2 billion. In addition, as of July 2017, the securities of companies with multiple share class structures are no longer eligible to be added to the Underlier, but securities already included in the Underlier have been grandfathered and are not affected by this change.

Historical Performance of the Underlier

The graph below sets forth the historical performance of the Underlier based on the daily Closing Values from January 2, 2014 through June 25, 2019. We obtained the Closing Values shown in the graph below from Bloomberg Professional® service (“Bloomberg”). We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

Historical Performance of the S&P 500® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Tax Considerations

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

In determining our reporting responsibilities, if any, we intend to treat (i) the Notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any contingent coupon payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” in the accompanying prospectus supplement. Our special tax counsel, Davis Polk & Wardwell LLP, has advised that it believes this treatment to be reasonable, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt.

Sale, exchange or redemption of a Note. Assuming the treatment described above is respected, upon a sale or exchange of the Notes (including upon early redemption or redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Notes, which should equal the amount you paid to acquire the Notes (assuming contingent coupon payments are properly treated as ordinary income, consistent with the position referred to above). This gain or loss should be long-term capital gain or loss if you hold the Notes for more than one year, whether or not you are an initial purchaser of the Notes at the issue price. The deductibility of capital losses is subject to limitations. If you sell your Notes between the time your right to a contingent coupon payment is fixed and the time it is paid, it is likely that you will be treated as receiving ordinary income equal to the contingent coupon payment. Although uncertain, it is possible that proceeds received from the sale or exchange of your Notes prior to a determination date but that can be attributed to an expected contingent coupon payment could be treated as ordinary income. You should consult your tax advisor regarding this issue.

As noted above, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the Notes could be materially affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. holders. Insofar as we have responsibility as a withholding agent, we do not currently intend to treat contingent coupon payments to non-U.S. holders (as defined in the accompanying prospectus supplement) as subject to U.S. withholding tax. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2021 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes do not have a “delta of one” within the meaning of the regulations, our special tax counsel is of the opinion that these regulations should not apply to the Notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

You should review the section entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders—Foreign Account Tax Compliance Withholding” in the accompanying prospectus supplement. The discussion in that section is modified to reflect regulations proposed by the U.S. Treasury Department indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds (other than amounts treated as interest or other “fixed or determinable, annual or periodical” income) of the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken.

We expect that delivery of the Notes will be made against payment for the Notes on the Issue Date indicated on the cover of this pricing supplement, which is expected to be more than two business days following the Initial Valuation Date. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will initially settle in more than two business days, to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended from time to time, “MiFID”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended from time to time), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended from time to time, including by Directive 2010/73/EU). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of August 20, 2018, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on August 20, 2018, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated August 20, 2018, which has been filed as an exhibit to the report on Form 6-K referred to above.